Form 10-K, Exhibit 13
period 1996-12-31
OCCUSYSTEMS INC
filed 1997-03-31
CIK 924639

SELECTED FINANCIAL DATA



                                                                Years Ended December 31,
(In thousands, except per share and other data)     1996       1995       1994      1993       1992
                                                ------------------------------------------------------
Statement of Operations Data
Net revenues                                       $170,035   $136,986   $85,502   $ 64,185   $14,937
Operating income from continuing
 operations (1)                                      19,742     10,522     1,768        910       452
Interest expense                                      2,064      3,015     1,869      1,710       489
Income (loss) from continuing
 operations before extraordinary charge              11,033      3,900    (1,149)   (19,538)      (76)
Net income (loss)                                  $ 11,033   $  3,220   $  (773)  $(19,386)  $   156
Income (loss) per share from
 continuing operations before
 cumulative effect of change in
 accounting principle and
 extraordinary charge                              $   0.51      $0.22    $(0.08)  $  (1.58)  $ (0.01)
Net income (loss) per share                        $   0.51      $0.19    $(0.05)  $  (1.57)  $  0.03
Weighted average number of
 common shares outstanding                           22,029     19,115    14,333     12,358     5,317

Other Data
Practices acquired during the period (2)                 32         24        17          9        16
Practices developed during the period                    10          3         6          3         2
Number of centers at end of period (3)                  109         71        54         36        24
Number of affiliated physicians at
 end of period                                          196        129        95         72        45
Same market revenue growth (4)                         10.7%      12.2%     13.4%      33.8%     16.5%


                                                                      As of December 31,
(In thousands)                                         1996       1995      1994       1993      1992
                                                  --------------------------------------------------------
Balance Sheet Data
Working capital                                    $ 96,271   $ 12,244   $11,573   $  8,551   $ 1,131
Total assets                                        260,619    146,369    76,650     51,937    39,926
Long-term debt, net of current maturities            99,089      3,108    24,069     17,649    10,906
Convertible debenture (5)                                --     15,000    15,000         --        --
Stockholders' equity                                132,541     94,586    20,039     19,949    18,764

(1) Operating results for the year ended December 31, 1993, include certain nonrecurring charges of approximately $20.6 million, principally incurred in connection with the write-down of goodwill.

(2) Represents practices the assets of which were acquired during each period presented and not subsequently divested.

(3) Does not include practices the assets of which were acquired and subsequently divested or consolidated into existing centers within a market.

(4) Same market revenue growth sets forth the aggregate net change from the prior year for all markets in which the Company operated for the entire twelve months of each period (excluding revenue growth due to acquisitions).

(5) The convertible exchangeable preferred stock was exchanged for a convertible debenture upon consummation of the Company's initial public offering in May 1995 and was subsequently converted into Common Stock in March 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Overview

  The Company derives its net patient service revenues primarily from the diagnosis, treatment and management of work-related injuries and illnesses and from other occupational healthcare services such as employment-related physical examinations, drug and alcohol testing, functional capacity testing and other related programs. For the year ended December 31, 1996, the Company derived 64% of its net revenues from the treatment of work-related injuries and illnesses and 36% of its net revenues from non-injury related medical services. Physician and physical therapy services are provided at the Company's centers under management agreements with affiliated physician associations (the "Physician Groups"), which are organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. Since the Company effectively controls the Physician Groups, the Company's consolidated results of operations reflect the revenues generated by the Physician Groups and the costs associated with the delivery of their services. The financial statements of the Physician Groups are consolidated because the Company has unilateral control over the assets and operations of the Physician Groups and notwithstanding the lack of technical majority ownership, consolidation of the Physician Groups with the Company is necessary to present fairly the financial position and results of operations of the Company because of the existence of a parent-subsidiary relationship by means other than record ownership of the Physician Groups' voting stock. The shareholders of the Physician Groups are the physician leaders of the Company, and are employed by the Company or one of its wholly-owned subsidiaries. Through a shareholder agreement, the Company restricts any transfer of Physician Group ownership without its consent and can require the holder of such shares to transfer ownership to a Company designee upon the occurrence of certain events, including but not limited to the cessation of employment. Control of the Physician Groups is perpetual and other than temporary because of the nature of the relationship and the management agreements between the entities. The employed physicians do not control fee schedules, payor contracts, or employment decisions regarding personnel. The risk of loss of billed services provided by the Physician Groups resides ultimately with the Company as OccuSystems is required to provide financial support on an as needed basis.

  The Company's rapid growth has resulted primarily from acquisitions of practices principally engaged in occupational healthcare. Since December 1, 1991, the Company has completed 51 acquisition transactions involving 110 physician practices and has developed another 25 physician practices. As of January 31, 1997, the Company operated 110 centers located in 29 markets in 16 states. See Note 1 to the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

  The following table sets forth certain consolidated financial data as a percentage of total net revenues for each of the three years ended December 31, 1996, as restated for the five separate business combinations effected during 1996, accounted for as pooling of interests mergers in accordance with Accounting Principles Bulletin No. 16, Business Combinations ("APB 16"). The entities acquired in these transactions are hereafter referred to as the "Pooled Entities".


                                                              Percentage of Revenues
                                                              Years Ended December 31,
                                                              1996      1995     1994
                                                        -------------------------------------
Net revenues                                                  100.0%    100.0%   100.0%
Costs and expenses:
  Operating expenses                                           74.9      75.9     82.6
  General and administrative                                    8.9      11.7     11.2
  Depreciation and amortization                                 4.0       4.2      4.1
  Writedown of goodwill and other nonreccuring charge           0.6       0.7        -
                                                        -------------------------------------
     Total costs and expenses                                  88.4      92.5     97.9
                                                        -------------------------------------
     Operating income                                          11.6       7.5      2.1
Other (income) expense:
  Interest expense                                              1.2       2.2      2.2
  Interest income                                              (0.2)     (0.6)    (0.2)
  Other, net                                                    0.5       0.4        -
                                                        -------------------------------------
     Total other expense                                        1.5       2.0      2.0
Income  from continuing operations before income taxes,
  discontinued operations and extraordinary charge             10.1       5.5      0.1
Provision for income taxes                                      3.6       2.7      1.4
                                                        -------------------------------------
Income (loss) from continuing operations before
 discontinued operations and extraordinary charge               6.5       2.8     (1.3)

Income from operations of discontinued business
 segment, net of applicable taxes                                 -         -      0.4
                                                        -------------------------------------
Income (loss) before extraordinary charge                       6.5       2.8     (0.9)
Extraordinary charge from early extinguishment of debt,
 net of income tax benefit                                        -      (0.4)       -
                                                        =====================================
Net income (loss)                                               6.5%      2.4%   (0.9)%
                                                        =====================================

Net Revenues

  Net revenues increased 24.1% to $170,035,000 in 1996 from $136,986,000 in
1995. Net revenues in 1995 increased 60.2% from $85,502,000 in 1994. Of the increase from 1995 to 1996, $9,678,000 resulted from practices acquired during 1996, $11,627,000 resulted from practices acquired and developed in new markets during 1995, $10,772,000 resulted from increased business in same markets (10.7% same market increase), and $972,000 resulted from increased consulting services. Of the increase from 1994 to 1995, $30,952,000 resulted from practices acquired during 1995, $9,187,000 resulted from practices acquired and developed in new markets during 1994, $6,320,000 resulted from increased business in same markets (12.2% same market increase), $2,192,000 resulted from increased consulting services, and $615,000 resulted from two practices developed in a new market during the fourth quarter of 1994 and second quarter of 1995, respectively, and $2,218,000 resulted from practices acquired in 1996 under the pooling of interests method of accounting.

Operating Expenses

  Operating expenses increased 22.5% to $127,381,000 in 1996 from $104,010,000 in 1995. Operating expenses in 1995 increased 47.2% from $70,639,000 in 1994. These increases were principally due to the acquisition and development of additional practices. As a percentage of total net revenues,

MANAGEMENT'S DISCUSSION AND ANALYSIS


these costs were 74.9%, 75.9%, and 82.6% in 1996, 1995, and 1994, respectively. As certain functions are consolidated and other staff-related changes occur, the operating margins of acquired practices have tended to improve over time. Such consolidations and changes were the principal contributing factors to the percentage decreases during the periods presented.

General and Administrative Expenses

  General and administrative expenses decreased 5.9% to $15,121,000 in 1996 from $16,077,000 in 1995. General and administrative expenses increased 67.3% in 1995 from $9,611,000 in 1994. The decrease in expenses from 1995 to 1996 is primarily attributable to the restatement of the financial statements for the Pooled Entities, as well as economies of scale gained through continued expansion in existing markets. The increased expenses from 1994 to 1995 were principally a result of the incremental administrative costs related to acquisitions. During 1995 and 1996, the Company also invested additional resources in the development of its information systems to facilitate and accommodate future growth, while providing a competitive advantage within the occupational healthcare industry. General and administrative expenses have decreased as a percentage of revenues to 8.9% in 1996 from 11.7% in 1995 and 11.2% in 1994.

Depreciation and Amortization

  Depreciation and amortization expense increased 20.2% to $6,827,000 in 1996 from $5,679,000 in 1995, primarily as a result of the Company's growth through
center acquisitions and development.   Depreciation expense in 1995 increased
63.0% from $3,484,000 in 1994. Depreciation and amortization expense as a percentage of revenues decreased to 4.0% in 1996 compared with 4.2% in 1995 and 4.1% in 1994.

Writedown of Goodwill and Other Nonrecurring Charges

  The value of goodwill is recorded at cost at the date of acquisition. Goodwill, including any excess arising from earn-out payments, is amortized on a straight-line basis over a 40-year period in accordance with the provisions of Accounting Principles Board Opinion No. 17. The Company believes that the life of the core businesses acquired and the delivery of occupational healthcare services is indeterminate and likely to exceed forty years.

  Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining balance of goodwill may not be recoverable or that the remaining useful life may warrant revision. When external factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segments' discounted cash flows over the remaining life of the goodwill and compares it to the business segments' goodwill balance to determine whether the goodwill is recoverable or if impairment exists. If such impairment exists, an adjustment is made to the carrying value of the asset. When an adjustment is required, the Company evaluates the remaining goodwill amortization period using the factors outlined in Accounting Principles Board Opinion No. 17. The Company periodically utilizes its valuation methodology to determine if impairment exists.

  In 1995, the Company recorded a $898,000 nonrecurring charge related to the writedown of assets of the Pooled Entities.

  In 1996, the Company recorded a $964,000 nonrecurring charge in 1996 related to the pooling costs associated with the Pooled Entities. See Note 3 to the Company's consolidated financial statements.

Interest Expense

  Interest expense decreased 31.5% from $3,015,000 in 1995 to $2,064,000 in 1996. Interest expense in 1995 increased 61.3% from $1,869,000 in 1994. The decrease from 1995 to 1996 was due to the retirement of debt with proceeds of the Company's initial public offering of May 1995, as well as the March 1996
conversion of $15,000,000 in convertible debentures.   The increase from 1994 to
1995 was due to the exchange of preferred stock for convertible debt in May 1995 and to additional borrowings by the Company to provide cash for acquisitions, which were subsequently retired with the proceeds of the aforementioned initial public offering. As a percentage of net revenues, interest expense was 1.2% in 1996, and 2.2% in 1995 and 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Income Taxes

  The Company's effective tax rate before restatement for the Pooled Entities decreased from 40% in 1994 to 35% in 1995 and 1996 due to a reduction in the deferred tax asset valuation allowance, initially recorded in 1993, as a result of positive evidence with respect to the ultimate realization of the deferred tax asset. The Company established the deferred tax asset valuation allowance of $4,120,000 in 1993. In 1996, 1995, and 1994, the Company reduced this allowance by $652,000, $638,000, and $371,000, respectively. As of December 31, 1996, the
Company's deferred tax asset valuation allowance is $2,459,000 or 59.7% of the original allowance.

Extraordinary Charge

  In 1995, the Company recorded a $425,000 extraordinary charge for the unaccreted original issue discount, net of income tax benefit, resulting from the early extinguishment of $6,000,000 of indebtedness outstanding under the Company's 10% Senior Subordinated Notes due December 1, 2000. The Company also recognized a charge of $255,000, net of income tax benefit, for the unaccreted original issue discount on certain warrants issued to secure the Company's bank loan agreement.

Seasonality

  The Company's business is seasonal in nature. Patient visits at the Company's centers are lower in the first and fourth quarters, primarily because of fewer occupational injuries and illnesses during those time periods due to plant closings, vacations, and holidays. In addition, employers generally hire fewer employees in the fourth quarter, thereby reducing the number of pre-placement physical examinations and drug and alcohol tests conducted at the Company's centers during that quarter. Although the Company's rapid growth may obscure the effect of seasonality in the Company's financial results, the Company's first and fourth quarters generally reflect lower net revenues on a same market basis when compared to the Company's second and third quarters.

Liquidity and Capital Resources

  At December 31, 1996, the Company had $96.3 million in working capital, an increase of $84.0 million from December 31, 1995. The Company's principal sources of liquidity consisted of (i) cash and cash equivalents aggregating $53.5 million, (ii) short-term investments of $12.0 million, (iii) net accounts receivable of $38.7 million, and (iv) $60.0 million in borrowing capacity under the Company's bank loan agreement.

  For the year ended December 31, 1996, $4.8 million in cash was provided by operations. Cash of $50.2 million was used in investing activities in 1996, $18.8 million of which related to certain acquisitions, $19.3 million related to the purchase of property and equipment and $12.0 million for the purchase of short-term investments. Cash of $91.1 million was provided by financing activities in 1996, primarily as a result of the net proceeds of the issuance of $97.8 million ($94.3 million net of issuance costs) in 6% subordinated convertible notes due 2001. For the year ended December 31, 1995, $7.7 million in cash was provided by operations. Cash of $55.6 million was used in investing activities in 1995, $49.2 million of which related to certain acquisitions. Cash of $50.5 million was provided by financing activities in 1995, primarily as a result of the net proceeds of $68.9 million from the Company's initial public offering, of which $45.7 million was used to retire certain indebtedness. In 1994, cash of $2.2 million was used for operations. Cash of $18.0 million was used in investing activities in 1994, with $16.5 million related to certain acquisitions. Cash of $18.3 million was provided by financing activities during 1994 primarily as a result of the net proceeds of the Company's issuance of $15.0 million in aggregate liquidation preference of Series B Preferred Stock.

  On December 31, 1993, the Company entered into a loan agreement with a bank ("the Loan Agreement"), which was amended and restated on January 3, 1995. The Loan Agreement currently provides for revolving loans of up to $60.0 million to be used by the Company for acquisitions and general working capital needs.
Loans under the Loan Agreement are secured by substantially all the assets of the Company (including the capital stock of the Company's subsidiaries) and mature on December 31, 2000. The Loan Agreement provides for payments of interest only until maturity, at which time a balloon payment of outstanding principal is due. Loans under the Loan Agreement are denominated at the Company's option as either Eurodollar Tranches (loans bearing interest at a rate

MANAGEMENT'S DISCUSSION AND ANALYSIS



0.75% above a Eurodollar rate quoted by the lender) or Base Rate Tranches (loans bearing interest at the lender's prime rate for U.S. commercial loans and the Federal Funds Rate, whichever is greater).

  A wholly-owned subsidiary of the Company has committed to guarantee $10.4 million in initial amount of senior discount notes, plus interest accruing thereon, to be issued by Concentra Development Corp. ("Concentra"), a corporation organized and capitalized to develop occupational healthcare centers in selected markets in the United States. The stated principal amount of the notes will total $28.4 million, which will be their accreted value at their stated maturity (five years after the date of issuance of each note). On December 3, 1996, Concentra issued $2.6 million ($7.1 million of stated principal amount) of such debt which is currently guaranteed by such wholly-owned subsidiary of the Company. The Company has entered into a management agreement with Concentra to manage Concentra's operations.

  The Company anticipates that the funds generated from operations, cash and cash equivalents, short-term investments, and funds available under the Loan Agreement will be sufficient to meet the Company's working capital requirements and debt obligations and to finance any necessary capital expenditures and acquisitions for the foreseeable future. Expansion of the Company's business through acquisitions may require additional funds, which, to the extent not provided by internally generated sources, cash, short-term investments and the Loan Agreement, would require the Company to seek additional debt or equity financing.

Inflation

  When faced with increases in operating costs due to inflation, the Company has implemented cost control measures intended to contain or reduce its expenses. However, the Company cannot predict its ability to control future cost increases or to increase its charges for certain medical services provided to individuals covered by state and federal workers' compensation laws.

Accounting Developments

  The Emerging Issues Task Force (the "Task Force") of the Financial Accounting Standards Board has added an agenda item to review various accounting and reporting matters relating to the physician practice management industry. Among other things, the Task Force currently is addressing the consolidation of revenues of professional associations and accounting for business combinations. Although the Company believes that its accounting and reporting practices are in conformity with generally accepted accounting principles and common industry practice, there can be no assurance that the conclusions reached by the Task Force will not have a material impact on the Company.

Forward-Looking Statements

  Forward-looking statements such as "believe", "anticipate", "expect",
"plan", "intend", "estimate", "project", "will", "could", "may" and words of similar import are intended to identify forward-looking statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, among others, product and service demand and acceptance, the availability of appropriate acquisition and joint venture candidates, economic conditions, the impact of competition and pricing, changes in the availability, cost and terms of financing, the impact of present or future occupational/healthcare legislation and related legislation or rule making and changes in operating expenses. Given these risks, uncertainties and factors, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONSOLIDATED BALANCE SHEETS


(In thousands , except share data)
                                                            December 31,
                                                          1996        1995
                                                       --------------------------
                                                                      (Restated)

Assets
Current assets:
 Cash and cash equivalents                                 $ 53,460   $  7,735
 Short-term investments                                      12,045          -
 Accounts receivable, net of allowances of $9,061 and
  $6,987 at December 31, 1996 and 1995, respectively         38,699     29,529
 Deferred income taxes                                        3,933      2,185
 Other current assets                                         3,080      2,473
                                                       --------------------------
   Total current assets                                     111,217     41,922
Property and equipment, net                                  35,674     19,799
Intangible assets, net:
 Goodwill                                                   105,200     80,724
 Assembled workforce and customer lists                       1,152      1,051
Other assets                                                  7,376      2,873
                                                       --------------------------
    Total assets                                           $260,619   $146,369
                                                       ==========================

Liabilities and Stockholders' Equity
Current liabilities:
 Current portion of long-term debt                         $    884   $  7,231
 Accounts payable                                             2,073      4,610
 Accrued expenses                                            11,989     17,837
                                                    -----------------------------
   Total current liabilities                                 14,946     29,678
Long term debt, net of current portion                       99,089      3,108
Deferred income taxes                                         4,607      2,019
Other liabilities                                             9,436      1,978
                                                    -----------------------------
   Total liabilities                                        128,078     36,783
Convertible debenture                                             -     15,000
Commitments and contingencies
Stockholders' equity:
 Common stock $.01 par value, 50,000,000 shares
 authorized, 21,350,477 and 18,506,819 shares
 issued and outstanding at
  December 31, 1996 and 1995, respectively                      214        185
 Additional paid-in capital                                 143,043    114,537
 Accumulated deficit                                        (10,716)   (20,136)
                                                    -----------------------------
   Total stockholders' equity                               132,541     94,586
                                                    -----------------------------
   Total liabilities and stockholders' equity              $260,619   $146,369
                                                    -----------------------------



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


(In thousands, except per share data)

                                                        Years Ended December 31,
                                                    1996         1995         1994
                                                 -----------------------------------
                                                             (Restated)   (Restated)
Net revenues                                      $170,035     $136,986     $85,502
                                                 -----------------------------------
Costs and expenses:
 Operating expenses                                127,381      104,010      70,639
 General and administrative                         15,121       16,077       9,611
 Depreciation and amortization                       6,827        5,679       3,484
 Writedown of goodwill and other
  nonrecurring charges                                 964          898           -
                                                 -----------------------------------
   Total costs and expenses                        150,293      126,664      83,734
                                                 -----------------------------------
Operating income                                    19,742       10,322       1,768
                                                 ------------------------------------
Other (income) expense:
 Interest expense                                    2,064        3,015       1,869
 Interest income                                      (291)        (813)       (206)
 Other, net                                            836          561          28
                                                 -----------------------------------
   Total other expense                               2,609        2,763       1,691
Income from continuing operations before
 income taxes, discontinued operations,
  and extraordinary charge                          17,133        7,559          77
Provision for income taxes                          (6,100)      (3,659)     (1,226)
                                                 ------------------------------------
Income (loss) from continuing
 operations before
 discontinued operations and
  extraordinary charge                              11,033        3,900      (1,149)
                                                 ------------------------------------
Discontinued operations:
 Income from operations of discontinued
  business segment, net of applicable taxes              -            -         376
Income (loss) before extraordinary               ------------------------------------
 charge                                             11,033        3,900        (773)
Extraordinary loss on extinguishment of
 debt, net of applicable taxes                           -         (680)          -
                                                 ------------------------------------
Net income (loss)                                 $ 11,033     $  3,220     $  (773)
Net income (loss) per share (primary             ------------------------------------
 and fully diluted):
 Income (loss) from continuing
  operations before
   discontinued operations and
    extraordinary charge                          $  0.51     $   0.22     $ (0.08)
 Income from discontinued operations                     -            -        0.03
                                                 ------------------------------------
Income (loss) before extraordinary
 charge                                               0.51         0.22       (0.05)
Extraordinary charge                                     -        (0.03)          -
                                                 ------------------------------------
Net income (loss) per common share                $   0.51     $   0.19     $ (0.05)
                                                 ------------------------------------
Weighted average shares outstanding (in
 thousands)                                         22,029       19,115      14,333
                                                 ------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)


                                        Preferred Stock          Common Stock       Additional                    Total
                                      -------------------     ------------------     Paid-In     Accumulated   Stockholders'
                                        Shares    Amount       Shares     Amount     Capital       Deficit        Equity
                                      -----------------------------------------------------------------------------------

Balance, December 31,1993,
 as previously reported               3,200,000   $ 3,200     7,868,994    $  79    $ 36,714     $ (20,551)    $ 19,442
  Adjustment for pooling
  of interests
  (see Note 3)                                -         -     1,485,412       14       1,461            40        1,515
                                      -----------------------------------------------------------------------------------
Balance, December 31, 1993,
 as restated                          3,200,000     3,200     9,354,406       93      38,175       (20,511)      20,957
  Common stock issued
   in connection with
     acquisitions                             -         -       185,211        1       1,228             -        1,229
  Exercise of options                         -         -         1,000        -           8             -            8
  Dividends on Series B
   preferred stock                            -         -             -        -           -          (300)        (300)
  Conversion of Series A
   preferred stock into
     common stock                      (365,000)     (365)      365,000        4         361             -            -
  Distribution to
   shareholder for taxes                      -         -             -        -           -           (74)         (74)
  Net loss                                    -         -             -        -           -          (773)        (773)
                                      -----------------------------------------------------------------------------------
Balance, December 31, 1994            2,835,000     2,835     9,905,617       98      39,772       (21,658)      21,047
 Adjustment for Concerned
  Care pooling of interests
   (see Note 3)                               -         -        66,414        1         184             -          185
 Distribution to shareholder
  for taxes                                   -         -             -        -           -        (1,476)      (1,476)
 Common stock issued in
  connection with
   acquisitions                               -         -        63,910        1       1,319             -        1,320
 Issuance of common stock
  warrants                                    -         -             -        -         450             -          450
 Exercise of options, net                     -         -       168,748        2       1,445             -        1,447
 Exercise of warrants                         -         -        82,222        1         246             -          247
 Dividends on Series B
  preferred stock                             -         -             -        -           -          (222)        (222)
 Initial public offering, net                 -         -     5,366,667       54      68,186             -       68,240
 Conversion of Series A
  preferred stock into
   common stock                      (2,835,000)   (2,835)    2,835,000       28       2,807             -            -
 Conversion of note
  payable into common
   stock                                      -         -        18,241        -         128             -          128
 Net income                                   -         -             -        -           -         3,220        3,220
                                      -----------------------------------------------------------------------------------
Balance, December 31, 1995                    -         -    18,506,819      185     114,537       (20,136)      94,586
 Distribution to shareholder
  for taxes                                   -         -             -        -           -        (1,613)      (1,613)
 Common stock issued in
   connection with acquisitions               -         -       303,679        3       6,727             -        6,730
 Exercise of options, net                     -         -       428,744        4       5,127             -        5,131
 Exercise of warrants                         -         -       151,111        2       1,062             -        1,064
 Conversion of debenture into
  common stock                                -         -     1,854,141       19      14,766             -       14,785
 Conversion of note
  payable into common
   stock                                      -         -       105,983        1         824             -          825
 Net income                                   -         -             -        -           -        11,033       11,033
                                      -----------------------------------------------------------------------------------
Balance, December 31, 1996                    -  $      -    21,350,477     $214    $143,043     $ (10,716)   $ 132,541
                                      ===================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                     Years Ended December 31,
                                                                    1996       1995       1994
                                                                --------------------------------
Cash flows from operating activities:
 Net income (loss)                                              $ 11,033   $  3,220   $   (773)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities-
   Extraordinary loss on extinguishment of debt, net                   -        680          -
   Write-down of goodwill                                              -        339          -
   Depreciation and amortization                                   6,827      5,679      3,484
   Amortization of preopening costs                                  322        929        145
  Gain on sale of business segment                                     -          -       (208)
  Changes in assets and liabilities, net of effects from
   business combinations-
     Accounts receivable                                          (8,350)    (1,157)    (2,427)
     Deferred income taxes, net                                    2,588       (287)      (343)
     Other current assets                                         (4,613)      (513)      (940)
     Other assets                                                 (1,142)      (585)      (238)
     Accounts payable                                             (3,013)       878     (1,058)
     Accrued expenses                                             (1,178)    (1,708)     1,107
     Other liabilities                                             2,335        262       (935)
                                                                --------------------------------
         Net cash provided by (used in) operating activities       4,809      7,737     (2,186)
                                                                --------------------------------
Cash flows from investing activities:
 Purchases of property and equipment                             (19,296)    (6,887)    (4,235)
 Purchases of short-term investments                             (12,045)         -          -
 Proceeds from sale of property and equipment                          -        253          -
 Cash paid for acquisitions, including related costs,
  net of cash received                                           (18,832)   (49,245)   (16,450)
 Proceeds from sale of accounts receivable                             -        325          -
 Issuances of loans receivable                                         -          -        (43)
 Proceeds from sale of business segment                                -          -      2,680
                                                                --------------------------------
         Net cash used in investing activities                   (50,173)   (55,554)   (18,048)
                                                                --------------------------------
Cash flows from financing activities:
 Proceeds from issuance of long-term debt,
  net of issuance costs                                          121,239     29,046     13,322
 Payments on long-term debt                                      (31,168)   (45,669)    (9,790)
 Proceeds from issuance of convertible preferred stock,
   common stock, and capital contributions, net of
     issuance costs                                                2,631     68,943     14,973
 Dividends and distribution to shareholder                        (1,613)    (1,848)      (224)
                                                                --------------------------------
         Net cash provided by financing activities                91,089     50,472     18,281
                                                                --------------------------------
Net increase (decrease) in cash                                   45,725      2,655     (1,953)
Cash and cash equivalents, beginning of period                     7,735      5,080      7,033
                                                                --------------------------------
Cash and cash equivalents, end of period                        $ 53,460   $  7,735   $  5,080
                                                                --------------------------------
Noncash transactions during the period:
Stock issued in connection with acquisitions                    $  6,730   $  1,320   $  1,261
Liabilities and debt assumed in acquisitions                       6,369     13,177      1,025
Debt issued in acquisitions                                            -          -      1,110
Conversion of convertible preferred stock into
 convertible debenture                                                 -     15,000          -
Conversion of convertible preferred stock or debenture
 into common stock                                                14,785      2,835        365
Conversion of notes payable into common stock                        825          -          -
Issuance of capital lease obligation                                   -          -         64
Reduction of indebtedness through offset of accrued expenses           -          -         35

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995, and 1994

1.   General Information:

  As of December 31, 1996, OccuSystems, Inc. (together with its subsidiaries, "OccuSystems" or the "Company") managed the practices of 196 physicians in OccuSystems' 109 occupational healthcare centers located in 15 states. The occupational healthcare centers, in conjunction with certain physician associations, provide treatment for work-related injuries and illnesses including related physical therapy, as well as employee physical exams and drug screens. Additionally, through its consulting services programs, OccuSystems manages work-related injuries and illnesses for employers located within and outside the service areas of OccuSystems' centers and provides an assortment of other healthcare and education services to employers.

  Physician and physical therapy services are provided at OccuSystems' centers under management agreements with affiliated physician associations (the "Physician Groups"), which are organized professional corporations that hire licensed physicians and physical therapists who provide medical services to the centers' patients. Pursuant to each management agreement, OccuSystems provides a wide array of business services to the Physician Groups, including administrative services, support personnel, facilities, marketing, and nonmedical services in exchange for a management fee. Services are billed and collected by OccuSystems in the name of the Physician Groups. The Physician Groups provide all medical aspects of OccuSystems' services, including the development of professional standards, policies, and procedures. As of December 31, 1996, physician services were provided at all of OccuSystems' 109 centers under the terms of service agreements with five physician associations, one of which expires in December 2033, with the other four expiring in January 2034.

2.   Summary of Significant Accounting Policies:
Basis of Presentation

  The consolidated financial statements of OccuSystems include the accounts of OccuSystems, Inc., its wholly owned subsidiaries and controlled joint ventures, and the Physician Groups (collectively the "Company"). The financial statements of the Physician Groups are consolidated with OccuSystems because OccuSystems has unilateral control over the assets and operations of the Physician Groups and, notwithstanding the lack of technical majority ownership, consolidation of the Physician Groups with OccuSystems is necessary to present fairly the financial position and results of operations of OccuSystems because of the existence of a parent-subsidiary relationship by means other than record ownership of the Physician Groups' voting stock. The shareholders of the Physician Groups are the physician leaders of OccuSystems, and are employed by the Company or one of its wholly-owned subsidiaries. Through a shareholder agreement, the Company restricts any transfer of Physician Group ownership without its consent and can require the holder of such shares to transfer ownership to a Company designee upon the occurrence of certain events, including but not limited to the cessation of employment. Control of the Physician Groups is perpetual and other than temporary because of the nature of this relationship and the management agreements between the entities. The employed physicians do not control fee schedules, payor contracts, or employment decisions regarding personnel. The risk of loss of billed services provided by the Physician Groups resides ultimately with the Company as OccuSystems is required to provide financial support on an as needed basis. The net assets of the Physician Groups were not material at December 31, 1996. All significant intercompany accounts and transactions have been eliminated.

Accounting Developments

  The Emerging Issues Task Force (the "Task Force") of the Financial Accounting Standards Board has added an agenda item to review various accounting and reporting matters relating to the physician practice management industry. Among other things, the Task Force plans to address, the consolidation of revenues of professional associations and accounting for business combinations. Although the Company believes that its accounting and reporting practices are in conformity with generally accepted accounting principles and common industry practice, there can be no assurance that the conclusions reached by the Task Force will not have a material impact on the Company.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimates also affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

  The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Investments with maturities between three and twelve months are considered to be short-term investments. Short-term investments are carried at cost plus accrued interest, which approximates market.

Property and Equipment

  Property and equipment is stated at cost or fair market value at the date of acquisitions, net of accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over the following useful lives:

                                                 Years
                                     -----------------------------
Furniture                                         5-7
Equipment                                         5-7
Leasehold improvements                Remaining life of the lease
Buildings and improvements                        30

Intangible Assets

  The value of goodwill, assembled workforce, and customer list are recorded at cost at the date of acquisition. Goodwill, including any excess arising from earnout payments, is being amortized on a straight-line basis over a 40-year period in accordance with Accounting Principles Board ("APB") No. 17, Intangible Assets. The Company believes that the life of the core businesses acquired and the delivery of occupational healthcare services is indeterminate and likely to exceed 40 years. The assembled workforce and customer list are being amortized over a five-year and seven-year period, respectively.

  Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining balance of goodwill may not be recoverable or that the remaining useful life may warrant revision. When external factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segments' discounted cash flows over the remaining life of the goodwill and compares it to the business segment's goodwill balance to determine whether the goodwill is recoverable or if impairment exists, in which case an adjustment is made to the carrying value of the asset. When an adjustment is required the Company evaluates the remaining goodwill amortization using the factors outlined in APB No. 17. During 1995, one of the Pooled Entities performed a goodwill impairment analysis consistent with the process described above and determined that a charge of $339,000 related to the write-down of goodwill to fair value was required. As of December 31, 1996 and 1995, the amounts recorded as accumulated amortization were $23,496,000 and $20,730,000 respectively.

Accrued Expenses
 Accrued expenses consist of the following at December 31, 1996 and 1995 (in thousands):

                                     1996        1995
                                 -----------------------

Salaries and bonuses               $ 3,052     $ 1,453
Medical supplies and lab fees          870       1,071
Other                                8,067      15,313
                                 =======================
                                   $11,989     $17,837

Other Liabilities

  The Company considers liabilities relating to partnership interests, acquisitions, and mark-to-market to be other liabilities. Other liabilities are recorded at net present value, which approximates settlement.

Revenue Recognition

  Revenue is recorded at estimated net amounts to be received from employers, third-party payors, and others for services rendered. The Company operates in certain states that regulate the amounts which the Company can charge for its services associated with work-related injuries and illnesses.

Net Income (Loss) Per Share
  Net income (loss) per share has been computed by dividing net income (loss) by the weighted average

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

number of common equivalent shares outstanding each year. The Company has treated the preferred stock issued in June 1994, and the convertible debenture for which the preferred stock was exchanged in May 1995, as common stock equivalents for the purposes of computing net income (loss) per share. In March 1996, the convertible debenture was exchanged for common stock.

Cash Paid During the Year

 The Company paid the following amounts for interest and income taxes (in thousands):

                                         1996      1995      1994
                                       ----------------------------
Interest                               $  2,028  $  3,082  $  1,813
Income taxes                           $  1,858  $  3,762  $    202


3.   Business Combinations:

1996 Acquisitions

  During 1996, OccuSystems effected five separate business combinations accounted for as pooling of interests mergers in accordance with Accounting Principles Bulletin No. 16, Business Combinations ("APB 16"). The entities acquired in these transactions are hereafter collectively referred to as the "Pooled Entities."

  Effective January 1, 1996, in two transactions, OccuSystems acquired all of the outstanding common stock of Baltimore Industrial Medical Center and Maryland Industrial Medical Center in Baltimore, Maryland, and Washington Industrial Medical Center in Cheverly, Maryland (collectively "Baltimore Industrial Medical Group" or "BIMG"), in exchange for 225,000 shares of OccuSystems' common stock, and all of the outstanding common stock of Concerned Care L.L.C. ("Concerned Care"), located in Columbia, Maryland, in exchange for 66,414 shares of OccuSystems' common stock.

  Effective October 4, 1996, in the third transaction, OccuSystems acquired all of the outstanding common stock of Occupational Medicine Services, Inc. ("OMS"), located in Tulsa, Oklahoma, in exchange for 135,412 shares of OccuSystems' common stock.

  Effective November 1, 1996, in the fourth transaction, OccuSystems acquired all of the outstanding common stock of Prizm Environmental and Occupational Health, Inc. ("Prizm"), located in northern and southwestern New Jersey, in exchange for 625,000 shares of OccuSystems' common stock.

  Effective November 2, 1996, in the fifth transaction, OccuSystems acquired all of the outstanding common stock of Ideal Occupational Medical Centers Group ("Ideal"), located in Detroit, Michigan, in exchange for 500,000 shares of OccuSystems' common stock.

  In accordance with the requirements of APB 16, the consolidated financial statements for all periods presented have been restated to include the accounts of the "Pooled Entities." During 1996, the Company recorded a non-recurring charge of $964,000 related to the pooling costs associated with the acquisitions of Prizm, Ideal and OMS.

  Results of operations for the separate companies for the periods preceding the acquisitions were as follows (in thousands):

                                                   Concerned
                         OccuSystems     BIMG       Care(1)        OMS      Prizm    Ideal     Combined
                        -------------------------------------------------------------------------------

  Year ended
   December 31, 1994:
   Net revenues               $  59,900     7,120            -     1,995    10,925    5,562    $ 85,502
   Net income (loss)              2,215       163            -        14    (3,387)     222        (773)
  Year ended
   December 31, 1995:
   Net revenues               $ 109,166     5,631        1,426     1,945    12,636    6,182    $136,986
   Extraordinary charge            (680)        -            -         -         -        -        (680)
   Net income (loss)              6,114    (1,797)        (357)      (25)   (1,000)     285       3,220
  Year ended
   December 31, 1996:
   Net revenues               $ 152,553         -            -     1,671    10,281    5,530    $170,035
   Net income (loss)             11,329         -            -        20    (1,003)     687      11,033

(1)   Concerned Care did not have operations until January 1, 1995
(2) BIMG recorded $559,000 of nonrecurring charges in 1995 related to noncash write-downs of leasehold improvement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  On January 1, 1996, the Company entered into a partnership agreement whereby the partnership provides practice management to two centers in the Tucson, Arizona market. The initial investment for the Company's 51% interest in this joint venture was $1,078,000.

  Effective May 1, 1996, the Company acquired certain assets of Deer Park Family Clinic, located in Houston, Texas, for $2,050,000 in cash and 26,000 shares of common stock. This acquisition is accounted for using the purchase method of accounting.

  Effective July 1, 1996, the Company acquired certain assets of Austin Regional Clinic, located in Austin, Texas, for $1,170,000 in cash and 6,000 shares of common stock. This acquisition is accounted for using the purchase method of accounting.

  Effective December 31, 1996, the Company acquired certain assets of DRCA Medical Corporation, located in Houston, Texas, and Little Rock, Arkansas, for $7,600,000 in cash. This acquisition is accounted for using the purchase method of accounting.

1995 Acquisitions

  Effective January 1, 1995, the Company acquired certain assets of Airport Urgent Care of America, Inc., a California corporation; Phoenix Airport/OMC Partners, a California limited partnership; Honolulu Airport Urgent Care, Inc., a Hawaii corporation; Sun Valley Management Co., a California corporation; and OMC Physical Rehabilitation Center, a California limited partnership; in exchange for $25,000,000 in cash and the assumption of $1,684,000 in indebtedness.

  Effective August 1, 1995, the Company acquired the outstanding common stock of Medical Plaza Industrial Clinic, P.A., a physician practice located in Houston, Texas, in exchange for $2,014,000 in cash.

  Effective October 1, 1995, the Company acquired all of the outstanding capital stock of Corporate Health Services, Inc., a Michigan corporation, for $7,000,000 in cash and 24,096 shares of common stock. The purchase agreement also provides for contingent consideration based on the performance of certain contracts, with $1,500,000 cash guaranteed.

  Effective October 3, 1995, the Company acquired all the outstanding shares of Medical and Surgical Clinic Association, a Texas professional corporation, doing business as Advanced Occupational Health Care, for $5,250,000 in cash and 36,145 shares of common stock.

1994 Acquisitions
  On December 31, 1994, the Company acquired certain assets of Detroit Industrial Clinics, Inc. in Detroit, Michigan, in exchange for $7,600,000 in cash.

  During 1994, the Company acquired certain assets and common stock of an additional eight practices, in exchange for $9,646,510 in cash, 135,000 shares of the Company's common stock, the issuance of $1,100,000, 6% convertible notes, and the assumption of $122,262 in liabilities.

  Certain of the 1996 and all of the 1995 and 1994 acquisitions have been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the dates of acquisition. The results of operations of the acquired practices are included in the consolidated financial statements from the respective dates of acquisition.

  In conjunction with certain acquisitions, the Company has entered into contractual arrangements whereby the selling parties are entitled to receive contingent consideration payments in cash, notes, and/or common stock based upon a multiple or percentage of earnings in excess of certain minimum operating thresholds. Obligations related to these contingencies are reflected as increases to goodwill in the period they become known. During 1996, payments of $3,070,000 in cash and 45,705 shares of common stock were issued under such agreements. During 1995, payments of approximately $4,288,000 in cash were made under such agreements. During 1994, payments of $1,107,000 in cash and 33,165 shares of common stock were issued under such arrangements. Any quantifiable unpaid amounts under these arrangements are reflected as liabilities in the accompanying consolidated financial statements. The amount of cash, notes, and/or common stock which may be issued under similar arrangements in conjunction with other previous acquisitions entered into cannot be determined at this time. The Company does not expect that those payments will represent a substantial portion of the total consideration paid for the acquired centers.

Pro Forma Information

  The following unaudited pro forma information reflects the effect on the consolidated statements of operations assuming that significant acquisitions accounted for under the purchase method were consummated as of January 1, 1995. Future results may differ substantially from pro forma results. Therefore, pro forma statements cannot be considered indicative of future operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                         Pro Forma (unaudited)
(in thousands, except per share data)                   Year Ended December 31,
                                                           1996          1995
                                                        -----------------------
Net revenues                                             $171,904      $155,117
                                                        =======================
Income before extraordinary charge                         11,139         5,089
                                                        =======================
Net income                                                 11,139         4,409
                                                        =======================
Income per share before extraordinary charge             $   0.51      $   0.30
                                                        =======================
Net income per share                                     $   0.51      $   0.26
                                                        =======================

4.   Discontinued Operations:

  Effective September 1, 1994, the Company disposed of substantially all of the assets of its rehabilitation service centers in Milwaukee, Wisconsin. As a result of such disposition, the financial results for the fiscal year ended December 31, 1994, were restated to reflect the net results of the discontinued business segment, net of applicable taxes. The net assets of the seven rehabilitation service centers were sold for $2,700,000 in cash.

5.   Property and Equipment:

  Property and equipment consist of the following at December 31, 1996 and 1995 (in thousands):

                                                          1996         1995
                                                         -------------------

Land                                                     $ 1,815      $ 1,218
Buildings and improvements                                 4,038        3,558
Furniture and equipment                                   30,674       18,046
Leasehold improvements                                    13,099        6,767
                                                         --------------------
                                                          49,626       29,589
Accumulated depreciation                                 (13,952)      (9,790)
                                                         --------------------
                                                         $35,674      $19,799
                                                         ====================

6.  Long-Term Debt:

  Long-term debt at December 31, 1996 and 1995, consist of the following (in thousands):


                                                            1996        1995
                                                          -------------------
Convertible subordinated notes, interest at 6%, due
 December 2001                                             $97,750          -
Notes payable to a stockholder, interest at
 rates ranging from 6% to 8%                                     -      3,253
Notes payable to an individual, interest at 9%                   -        435
Convertible notes payable, interest at 6%; payable
 through September 1999                                        785      1,610
Notes payable to various holders, interest ranging
 from 5.5% to 10%, payable in installments through 2005        304        229
Various lines of credit and notes payable, interest
 at prime plus 1/2% to 1%, payable on demand                     -      2,503
Obligations under capital leases                             1,134      2,079
Notes payable to a bank, interest at prime plus 1%               -        230
                                                          -------------------
                                                            99,973     10,339
Less-Current maturities                                       (884)    (7,231)
                                                          -------------------
                                                           $99,089    $ 3,108
                                                          ===================

  On December 24, 1996, the Company sold $96,260,000 and $1,490,000 in principal amount of its 6% Convertible Subordinated Notes due 2001 (the "Notes" in reliance upon Rule 144A and Regulation D, respectively, under the Securities Act of 1933 (the "Act"). The underwriters of the offering were Donaldson, Lufkin & Jenrette Securities Corporation, Alex Brown & Sons Incorporated and Piper Jaffrey Inc. The offering made in reliance upon Rule 144A was made only to qualified institutional buyers (as defined therein) and the offering made in reliance upon Regulation D was made to a limited number of accredited investors (as defined therein). The underwriters' discounts and commission with respect to the offerings under Rule 144A and Regulation D were, respectively, $2,887,800 and $44,700. The Notes will be convertible at the option of the holder into shares of common stock, par value $.01 per share ("Common Stock"), of the Company at any time on or after the 90th day following December 24, 1996 and prior to December 15, 2001, unless previously redeemed or repurchased, at a conversion price of $29.70 per share (equivalent to a conversion rate of $33.67 shares per $1,000 principal amount of Notes), subject to adjustment in certain events.

  On December 31, 1993, the Company entered into a bank loan agreement, which was amended and restated on January 3, 1995. The loan agreement currently provides for revolving loans of up to $60.0 million to be used by the Company for acquisitions and general working capital needs. As of December 31, 1996, $60.0 million was available under the terms of the agreement. Loans under the loan agreement are secured by substantially all the assets of the Company (including the capital stock of the Company's subsidiaries) and mature on December 31, 2000. The loan agreement provides for payments of interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

only until maturity, at which time a balloon payment of outstanding principal is due. Loans under the loan agreement are denominated at the Company's option as either Eurodollar Tranches (loans bearing interest at a rate 0.75% above a Eurodollar rate quoted by the lender) or Base Rate Tranches (loans bearing interest at the lender's prime rate for U.S. commercial loans and the Federal Funds Rate, whichever is greater). An annual fee of .15% exists on the unused portion of the commitment. Additionally, the loan agreement prohibits the payment of dividends or other distributions on the Company's common stock.

  In October 1993, in conjunction with an acquisition, the Company issued $638,000 of its 6% convertible notes. The notes require semi-annual interest payments and are payable in September 1998. The notes are convertible into 72,965 shares of the common stock at the option of the holder at a rate of $7.00 per share. As of December 31, 1996, these notes have been converted into 46,482 shares of common stock.

  In March 1994, in conjunction with an acquisition, the Company issued a $500,000, 6% convertible note. The note requires semi-annual interest payments and is payable in March 1997. During 1996, the holder converted the note into 59,524 shares of common stock at a rate of $8.40 per common share.

  In September 1994, in conjunction with an acquisition, the Company issued a $600,000, 6% convertible note. The note requires semi-annual interest payments and is payable in September 1999. The note is convertible into 68,571 shares of common stock at the option of the holder at a rate of $8.75 per common share.

 The maturities of long-term debt at December 31, 1996, are as follows (in thousands):

1997                                                  $   884
1998                                                      417
1999                                                      804
2000                                                       38
2001                                                   97,766
Thereafter                                                 64
                                                     --------
                                                      $99,973
                                                     ========

  On December 24, 1996, the Company issued $97.8 million ($94.3 million, net of issuance costs) of 6% convertible subordinated notes due 2001. The notes are convertible into common stock at the option of the holder on or after February through December 2001. The notes are convertible at a conversion rate of 33.67 common shares per $1,000 principal amount of notes.

  A wholly-owned subsidiary of the Company has committed to guarantee $10.4 million in senior discount notes, plus interest, to be issued by Concentra Development Corp. ("Concentra"), a corporation organized and capitalized to develop occupational healthcare centers in selected markets in the United States. The stated principal amount of the notes will total $28.4 million, which will be their accreted value at their stated maturity (five years after the date of issuance of each note). On December 3, 1996, Concentra issued $2.6 million ($7.1 million of stated principal amount) of such debt. The Company also has the right to acquire the developed centers at fair market value in the future. The Company has entered into a management agreement with Concentra to manage Concentra's daily operations.

7.   Income Taxes:

  The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and unused tax operating loss carryforwards.

  Because of their corporate structure, OMS, Prizm, Ideal and BIMG (S Corporations) and Concerned Care (a Limited Liability Corporation) are not liable for taxes at the corporate level. Instead, the stockholders of the companies are taxed on their proportionate share of the related company's taxable income. As such, no provision or liability for federal income taxes has been included in these financial statements. However, as a result of the combination of these entities with the Company, the related operations will be included in the taxable income of the Company beginning with the year ended December 31, 1996. This will result in the recognition of additional deferred tax expense or benefit related to the Pooled Entities for the year ended December 31, 1996, because of existing temporary differences between the book and tax bases of assets and liabilities of the Pooled Entities as of the dates of combination.

  Total income tax expense for the years ended December 31, 1996, 1995, and 1994, was allocated as follows (in thousands):

                                                     1996    1995    1994
                                                    ----------------------
Income from continuing operations                   $6,100  $3,659  $1,226
Discontinued operations                                  -       -     228
                                                    ----------------------
                                                    $6,100  $3,659  $1,454
                                                    ======================

  The provision for income taxes for the years ended December 31, 1996, 1995, and 1994, is composed of the following amounts (in thousands):

                                                     1996    1995     1994
                                                    -----------------------

Current tax expense-
 Federal                                            $4,716  $3,487   $1,100
 State and local                                       634     458      243
                                                    -----------------------
                                                     5,350   3,945    1,343
Deferred tax expense (benefit)-
 Federal                                               750    (286)     111
                                                    -----------------------
 Total tax provision                                $6,100  $3,659   $1,454
                                                    =======================

  A reconciliation between reported income tax expense and the amount computed by applying the statutory federal income tax rate of 34% for 1996, 1995, and 1994 is as follows (in thousands):

                                                      1996     1995      1994
                                                    --------------------------

Computed expected tax expense                       $ 5,825   $2,570    $  152
Pooled Entities' tax benefit attributed to
 individual stockholders of respective company          101      984     1,016
Nondeductible goodwill                                  367      129        59
Change in valuation allowance                          (652)    (638)     (126)
Reduction in NOL from sale of assets                      -        -       167
Prior year tax return/accrual difference                 89      133         -
Cash to accrual adjustment                             (121)     272         -
State and local income taxes, net of federal tax
 benefit                                                419      302       160
Other, net                                               72      (93)       26
                                                    --------------------------
                                                    $ 6,100   $3,659    $1,454
                                                    ==========================

  The components of deferred income tax expense (benefit) for the years ended December 31, 1996, 1995, and 1994, are as follows (in thousands):

                                                       1996     1995      1994
                                                    ---------------------------
Excess tax over financial statement amortization    $ 1,287   $  980    $  488
Difference between tax and financial statement
 depreciation                                            74     (190)       85
Utilization of net operating loss carryforwards          36        -       167
Allowance for doubtful accounts                      (1,361)    (654)     (112)
Restructuring charges                                    63        2      (326)
Change in valuation allowance                          (652)    (638)     (371)
Research and development expense                      1,178        -         -
Deferred tax liabilities of  Pooled Entities           (293)       -         -
Other, net                                              418      214       180
                                                    --------------------------
                                                    $   750   $ (286)   $  111
                                                    ==========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1996 and 1995, are presented below (in thousands):

                                                              1996      1995
                                                           -------------------

Deferred tax assets-
 Impairment of goodwill                                     $ 3,230    $ 3,499
 Allowance for doubtful accounts                              2,645      1,204
 Purchase price settlement                                        -        125
 Restructuring reserves                                           -         63
 Purchase reserve                                                33          -
 Contingency reserves                                           192          -
 Self insurance                                                 240        199
 Extraordinary charge                                             -        154
 Other                                                           52         52
                                                           -------------------
  Total deferred tax assets                                   6,392      5,296
 Valuation allowance                                         (2,459)    (3,111)
                                                           -------------------
  Net deferred tax assets                                     3,933      2,185
Deferred tax liabilities-
 Deferred tax liabilities of acquired companies                (102)      (381)
 Goodwill, principally due to differences in amortization
  periods                                                    (2,274)    (1,337)
 Property and equipment, principally due to differences in
  depreciation                                                 (512)      (157)
 Preopening costs                                              (499)      (144)
 Research and development expense                            (1,178)         -
 Other                                                          (42)         -
                                                           -------------------
  Total deferred tax liabilities                             (4,607)    (2,019)
                                                           -------------------
  Total net deferred tax assets (liabilities)               $  (674)   $   166
                                                           ===================

8.   Stock Options and Stockholders' Equity:

  In May 1995, the Company issued 5,366,667 shares of its common stock at $14.00 per share in an initial public common stock offering. Proceeds from the offering, net of commissions and other related expenses totaling $5,272,000, were $68,943,000. In connection with the offering, the mandatory redeemable convertible preferred stock was converted into 2,835,000 shares of common stock.

  On June 29, 1994, The Travelers, Inc. (''Travelers'') purchased $15,000,000 in aggregate liquidation preference of Series B preferred stock from the Company and 1,177,100 shares of common stock from certain of its stockholders. Concurrently with that investment, Travelers and the Company entered into a five-year operating agreement to pursue joint business opportunities in the occupational healthcare industry. The Series B preferred stock had a dividend rate of 4% per annum. Upon a conversion of the Company's Series A preferred stock into common stock in 1995, the Series B preferred stock was exchanged for a $15,000,000 principal amount debenture. The debenture was converted into 1,854,141 shares of common stock on March 28, 1996.

  In June 1993, the Company completed an offering of 3,200,000 shares of convertible Series A preferred stock at a price of $5.00 per share. In conjunction with the Travelers transaction of June 1994, 365,000 shares were converted to common stock and sold to Travelers. During 1995, the remaining 2,835,000 shares of Series A preferred stock were converted into common stock.

  In May 1992, the Company established an employee stock option and a restricted stock purchase plan (the"1992 Plan'') whereby the Company may issue to officers and key employees options to purchase up to 1,000,000 shares of common stock. In May 1994, the Board of Directors amended the Plan increasing the number of shares available for grant to 1,500,000. As of December 31, 1996 and 1995, respectively, 1,081,094 and 1,382,076 shares were outstanding under the 1992 Plan. Additionally, prior to the adoption of the 1992 Plan, the Board of Directors of the Company granted options to employees to purchase an additional 176,500 shares of common stock. Since the 1992 Plan's inception, the Board of Directors has granted options outside the 1992 Plan to purchase 92,000 shares of common stock. As of December 31, 1996 and 1995, respectively, 87,750 and 158,500 shares were outstanding outside of a formal plan. In April 1995, the Company adopted the OccuSystems, Inc. 1995 Long-Term Incentive Plan (the"Incentive Plan'') whereby the Company may issue up to 1,000,000 shares of common stock. As of December 31, 1996 and 1995, respectively 677,175 and 462,500 shares were outstanding under the Incentive Plan. The following table summarizes the combined activity under the Incentive Plan, the 1992 Plan, and the options granted outside the Incentive Plan or the 1992 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 1996              1995             1994
                           ----------------------------------------------------
                           Shares   Wtd Avg   Shares  Wtd Avg  Shares  Wtd Avg
                           (000's)  Ex Price  (000's) Ex Price (000's) Ex Price
                           ----------------------------------------------------

Outstanding at beginning
 of year                     2,003    $ 9.10   1,561   $ 5.07   1,141
Granted                        368     22.98     679    16.50     460   $ 7.25
Exercised                     (429)     4.77    (169)    2.69      (1)    3.50
Canceled                       (96)    14.15     (68)    6.56     (39)    3.92
                           ----------------------------------------------------
Outstanding at end of year   1,846     12.62   2,003     9.10   1,561     5.07
                           ====================================================
Exercisable at end of year     688    $ 7.76     640   $ 4.62     427   $ 3.33
                           ====================================================
Price range                    $ 3 to $ 27       $ 1 to $ 20      $ 1 to $ 8
                           ====================================================
 Weighted average fair
  value of options granted            $14.37           $ 8.65                -

  The following table reflects the weighted average exercise price and weighted average contractual life of various exercise price ranges of the 1,846,000 options outstanding as of December 31, 1996.

                            Shares            Wtd Avg      Wtd Avg Contractual
      Exercise Price Range  (000's)       Exercise Price       Life (yrs)
 -----------------------------------------------------------------------------

          $3 to $10            890           $ 5.78                 6.88
          $10 to $15           247           $12.21                 8.26
          $16 to $20           472           $19.34                 8.89
          $21 to $25            50           $21.06                 9.23
          $26 to $27           187           $26.58                 9.60

  The options have been issued at exercise prices that approximate fair market value at date of grant and the majority vest equally over a four-year period.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.1 and 5.1 percent; expected lives of .9 and 1.8 years ; expected volatility of 123 and 61 percent. SFAS No. 123, Accounting for Stock Based Compensation, which establishes a fair value based method of accounting for stock-based compensation plans, does not require that a fair market value be determined for any options granted prior to January 1, 1995.

  The Company continues to account for stock based compensation under APB No. 25, Accounting for Stock Issued to Employees, as allowed by SFAS No.123. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


                                    1996             1995
                                -----------------------------
Net income:
 As reported                     $11,033,000       $3,220,000
 Pro forma                         8,243,000        1,752,000
Earnings per common share:
 As reported                     $      0.51       $     0.19
 Pro forma                              0.38             0.11


9.   Extraordinary Charge:

  During May 1995, the Company utilized $6.0 million of the proceeds from the sale of common stock to retire subordinated debt. As a result of the early retirement of the subordinated debt, the Company recorded an extraordinary charge of $680,000, net of taxes. The extraordinary charge, before taxes, is comprised of approximately $255,000 of unamortized original issue discount and $425,000 of unamortized discount for warrants issued in connection with the loan agreement (see Note 7).

10.   Disclosure About Fair Value of Financial Instruments:

  Effective December 31, 1995, the Company adopted SFAS No. 107, Disclosures About Fair Value of Financial Instruments. This statement requires entities to disclose the fair value of their financial instruments,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


both assets and liabilities, on and off balance sheet, for which it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

  The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, other current assets, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

  The fair value of the Company's convertible subordinated notes was estimated based on the market value of the Company's common stock at December 31, 1996. The carrying value and estimated fair value of this instrument approximated 97,750,000 at December 31, 1996.

11.   Committments and Contingencies:

  The Company leases corporate office space, operating facilities, and equipment under various operating and capital lease agreements. Future minimum lease payments under capitalized leases and noncancelable operating leases as of December 31, 1996, are as follows (in thousands):

                                    Capital  Operating
     Year Ending December 31        Leases    Leases
----------------------------------------------------------
               1997                 $  767     $10,824
               1998                    571       8,807
               1999                    163       7,273
               2000                     22       6,484
               2001                      -       5,266
             Thereafter                  -      10,160
                                    ------------------
                                     1,523     $48,814
                                    ------------------
   Amounts representing interest      (389)
                                    ------
                                    $1,134
                                    ------

  Rent expense on noncancelable operating leases for the years ended December 31, 1996, 1995, and 1994, was $8,528,000, $7,849,000 and $5,017,000,
respectively.

  The Company is involved in certain legal actions and claims on a variety of matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations or the financial position of the Company.

12.   Subsequent Event:

  Effective February 1, 1997, the Company acquired all of the outstanding common stock of Occupational Medicine of Columbus, Georgia in exchange for 128,425 shares of OccuSystems' common stock. This acquisition will be accounted using the pooling of interests method.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of OccuSystems, Inc.:

  We have audited the accompanying consolidated balance sheets of OccuSystems, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OccuSystems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                   Arthur Andersen LLP

Dallas, Texas,
February 17, 1997