Form 10-K/A, Exhibit 13
period 1996-12-31
OCCUSYSTEMS INC
filed 1997-07-31
CIK 924639

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

MANAGEMENT'S DISCUSSION AND ANALYSIS


Overview

   As a physician practice management company focusing on occupational healthcare, OccuSystems manages occupational healthcare centers at which it provides support personnel, marketing, information systems, and management services to its affiliated physicians. OccuSystems owns all of the operating assets of the occupational healthcare centers, including leasehold interests and medical equipment. The Company derives its net patient service revenues primarily from the diagnosis, treatment and management of work-related injuries and illnesses and from other occupational healthcare services such as employment-related physical examinations, drug and alcohol testing, functional capacity testing and other related programs. For the year ended December 31, 1996, the Company derived 64% of its net revenues from the treatment of work-related injuries and illnesses and 36% of its net revenues from non-injury related medical services. Physician and physical therapy services are provided at the Company's centers under management agreements with affiliated physician associations (the "Physician Groups"), which are organized professional corporations that hire licensed physicians and physical therapists to provide medical services to the centers' patients. Under these agreements, all revenues derived from medical services provided by the physicians and physical therapists employed by the Physician Groups are revenues of the Physician Groups and the compensation, benefits and other payments to these physicians and physical therapists, and malpractice insurance premiums and other miscellaneous expenses associated with these providers are expenses of the Physician Groups. The Company receives management fees under these agreements equal to the revenues of the Physician Groups less these expenses (100% of the residual interest). However, since the Company effectively controls the Physician Groups, the Company's consolidated results of operations reflect the revenues generated by the Physician Groups and the costs associated with the delivery of their services. The financial statements of the Physician Groups are consolidated because the Company has unilateral control over the assets and operations of the Physician Groups and notwithstanding the lack of technical majority ownership, consolidation of the Physician Groups with the Company is necessary to present fairly the financial position and results of operations of the Company because of the existence of a parent-subsidiary relationship by means other than record ownership of the Physician Groups' voting stock. The shareholders of the Physician Groups are the physician leaders of the Company, and are employed by the Company or one of its wholly-owned subsidiaries. Through a shareholder agreement, the Company restricts any transfer of Physician Group ownership without its consent and can require the holder of such shares to transfer ownership to a Company designee upon the occurrence of certain events, including but not limited to the cessation of employment. Control of the Physician Groups is perpetual and other than temporary because of the nature of the relationship and the management agreements between the entities. The employed physicians do not control fee schedules, payor contracts, or employment decisions regarding personnel. The risk of loss of billed services provided by the Physician Groups resides ultimately with the Company as OccuSystems is required to provide financial support on an as needed basis.

  OccuSystems, through its wholly owned subsidiary, OccuCenters, Inc., is a partner in several joint venture arrangements with various hospitals. These joint ventures were established to operate occupational medicine centers in certain areas of the country.

  These joint ventures include (i) Tucson Occupational Medicine Partnership, an Arizona general partnership, in which OccuCenters owns a 51% interest, (ii) O.H.C. of Oklahoma L.L.C., an Oklahoma limited liability company in which OccuCenters owns a 51% interest, (iii) Concentra Iowa L.L.C., an Iowa limited liability company in which Occucenters owns a 50% interest, (iv) Concentra Occupational Healthcare Harrisburg, L.P., in which OccuCenters owns a 51% interest, and (v) Concentra Arkansas L.L.C., a Delaware limited liability company, in which OccuCenters owns a 50% interest.

  OccuCenters has a management agreement with each of the joint ventures to provide management services to the joint ventures. As the manager of the respective hospital joint ventures, OccuCenters' responsibilities include the provision of all management, development, and administrative services attendant to each venture's business. OccuCenter's obligations include the management of all personnel, payroll and employee benefits as each venture's employees are leased from OccuCenters. OccuCenters must also manage the billing and collection function, including the establishment of pricing schedules for patient services, risk management, marketing, information systems, financial reporting, tax and accounting matters, real estate issues and patient scheduling. Furthermore, OccuCenters grants to each venture the use of any and all trade names of OccuCenters.

  The hospital partners are precluded from competing with the business of the ventures in the geographic areas served by the ventures and are prohibited from transferring any or all of their ownership interest without prior written consent of OccuCenters. The hospital partners and OccuCenters are jointly responsible for any powers, duties, and responsibilities vested by law.

  As compensation for the management of the respective ventures, OccuCenters is paid a monthly fee which is calculated based upon net revenues. This fee is retained by OccuCenters out of the operating revenue of each venture. The management fees paid to OccuCenters under these arrangements range from 7% to 14% of net revenues.

  Because of OccuSystems' effective control of these joint ventures through its ownership percentages and management agreements, the financial statements of the joint ventures are consolidated with those of OccuSystems.

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

General and Administrative Expenses

  General and administrative expenses decreased 5.9% to $15,121,000 in 1996 from $16,077,000 in 1995. General and administrative expenses increased 67.3% in 1995 from $9,611,000 in 1994. The decrease in expenses from 1995 to 1996 is primarily attributable to the elimination of duplicate costs through the integration of acquired entities, as well as economies of scale gained through continued expansion in existing markets. The increased expenses from 1994 to 1995 were principally a result of the incremental administrative costs related to acquisitions. During 1995 and 1996, the Company also invested additional resources in the development of its information systems to facilitate and accommodate future growth, while providing a competitive advantage within the occupational healthcare industry. General and administrative expenses have decreased as a percentage of revenues to 8.9% in 1996 from 11.7% in 1995 and 11.2% in 1994.

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

  The management fee paid by the Physician Groups to OccuSystems is based on the net revenues attributable to the services provided by the medical staff employed by the Physician Groups. Deductions from such revenues include compensation and benefits costs related to the providers, malpractice insurance premiums, and other miscellaneous expenses associated with these employees. The balance remaining after the aforementioned deductions represents the management fee. However, as discussed in Note 2, as the financial statements of the Physician Groups are consolidated with OccuSystems, this management fee is eliminated in the consolidated financial statements.

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


Deferred Pre-opening Costs

  The costs associated with the development of new centers, consisting principally of the costs of selecting new sites and hiring and training personnel, are capitalized and amortized over the first year of operations of the related center. Such costs are included in other assets in the accompanying consolidated balance sheets.

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
                                                           ===================

  The above valuation allowance is associated with the tax asset identified as "Impairment of goodwill". The reduction in the valuation allowance from December 31, 1995 to December 31, 1996 is the result of continued positive evidence with respect to the ultimate realization of this deferred tax asset in the form of increasing profitability of the operations associated with the impaired goodwill. However, management believes the valuation allowance as of December 31, 1996 is appropriate as the profitability of the associated operations are not currently anticipated to be sufficient to ensure the ultimate realization of the entire tax asset associated with the impaired goodwill. Therefore management has determined that based on current information available to them, it is more likely than not that the tax asset identified as "Impairment of goodwill" will not be realized to the extent of the valuation allowance as of December 31, 1996.

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